[SandersBaker Letterhead]


                                 June 2, 2006


US Securities and Exchange Commission
Division of Corporation Finance
Attn:  Jeffrey Riedler, Assistant Director
100 F Street NE
Washington, DC 20549-6010

      Re: Your letter of June 2, 2006, subject: Amarillo Biosciences, Inc. Preliminary Proxy Statement on Schedule 14A filed April 25, 2006, revised May 26, 2006
            File No. 333-04413

Dear Mr. Riedler:

      We have made all changes requested in your subject letter, and such changes will be reflected in the definitive proxy materials to be filed with the SEC prior to mailout to Shareholders.

      Regarding your comment number 1, we are seeking to file under the correct 1934 file number 0-20791. In an additional conversation this date with the Edgar division at SEC, I was advised to send a fax letter to Mr. Joe Holmes outlining the circumstances to pertaining to this requested change from file number 333-04413, to file number 0-20791. We will send such a letter, and will continue to endeavor to get the file number corrected.

      Thank you for your assistance with our proxy statement.

                                Very truly yours,

                                SANDERSBAKER PC



                                Edward L. Morris

ELM/mh

c     Amarillo Biosciences, Inc.
      Joseph M. Cummins, President
      (806) 376-9301 - Fax